Exhibit 99.1

PDD Holdings Announces First Quarter 2024 Unaudited Financial Results

DUBLIN and SHANGHAI, May 22, 2024 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights

•	Total revenues in the quarter were RMB86,812.1 million (US$[1]12,023.3 million), an increase of 131% from RMB37,637.1 million in the same quarter of 2023.

•	Operating profit in the quarter was RMB25,973.7 million (US$3,597.3 million), an increase of 275% from RMB6,929.0 million in the same quarter of 2023. Non-GAAP[2] operating profit in the quarter was RMB28,552.2 million (US$3,954.4 million), an increase of 237% from RMB8,462.4 million in the same quarter of 2023.

•	Net income attributable to ordinary shareholders in the quarter was RMB27,997.8 million (US$3,877.7 million), an increase of 246% from RMB8,101.0 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB30,601.8 million (US$4,238.3 million), an increase of 202% from RMB10,126.4 million in the same quarter of 2023.

“We are committed to offering a trustworthy shopping environment for our users around the world,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “We will keep focusing on growing our long-term intrinsic value through investing in initiatives that bring sustainable impacts to our communities.”

“This year is critical for us to deepen the execution of our high-quality development strategy,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “We will focus our efforts on improving the overall consumer experience, strengthening our supply chain capabilities, and fostering a healthy platform ecosystem.”

“In the first quarter, we continued our investment in key areas critical to our high-quality development strategy,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “Rather than focusing on short-term results, we prioritize long-term value creation and remain committed to further deepening our investments in the future.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

First Quarter 2024 Unaudited Financial Results

Total revenues were RMB86,812.1 million (US$12,023.3 million), an increase of 131% from RMB37,637.1 million in the same quarter of 2023. The increase was primarily due to an increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB42,456.2 million (US$5,880.1 million), an increase of 56% from RMB27,244.4 million in the same quarter of 2023.

•	Revenues from transaction services were RMB44,355.8 million (US$6,143.2 million), an increase of 327% from RMB10,392.6 million in the same quarter of 2023.

Total costs of revenues were RMB32,694.7 million (US$4,528.2 million), an increase of 194% from RMB11,125.3 million in the same quarter of 2023. The increase mainly came from the increased fulfilment fees, payment processing fees, maintenance costs and call center expenses.

Total operating expenses were RMB28,143.7 million (US$3,897.9 million), an increase of 44% from RMB19,582.7 million in the same quarter of 2023. The increase was primarily due to an increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB23,410.7 million (US$3,242.3 million), an increase of 44% from RMB16,259.7 million in the same quarter of 2023, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB1,823.4 million (US$252.5 million), an increase of 123% from RMB816.4 million in the same quarter of 2023, primarily due to an increase in staff related costs.

•	Research and development expenses were RMB2,909.6 million (US$403.0 million), compared with RMB2,506.7 million in the same quarter of 2023.

Operating profit in the quarter was RMB25,973.7 million (US$3,597.3 million), an increase of 275% from RMB6,929.0 million in the same quarter of 2023. Non-GAAP operating profit in the quarter was RMB28,552.2 million (US$3,954.4 million), an increase of 237% from RMB8,462.4 million in the same quarter of 2023.

Net income attributable to ordinary shareholders in the quarter was RMB27,997.8 million (US$3,877.7 million), an increase of 246% from RMB8,101.0 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB30,601.8 million (US$4,238.3 million), an increase of 202% from RMB10,126.4 million in the same quarter of 2023.

Basic earnings per ADS was RMB20.33 (US$2.82) and diluted earnings per ADS was RMB18.96 (US$2.63), compared with basic earnings per ADS of RMB6.13 and diluted earnings per ADS of RMB5.55 in the same quarter of 2023. Non-GAAP diluted earnings per ADS was RMB20.72 (US$2.83), compared with RMB6.92 in the same quarter of 2023.

Net cash generated from operating activities was RMB21,067.2 million (US$2,917.8 million), compared with RMB1,338.0 million in the same quarter of 2023, mainly due to the increase in net income.

Cash, cash equivalents and short-term investments were RMB242.1 billion (US$33.5 billion) as of March 31, 2024, compared with RMB217.2 billion as of December 31, 2023.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on May 22, 2024 (12:30 PM IST and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	59,794,469	55,591,888	7,699,388
Restricted cash	61,985,436	59,113,029	8,187,060
Receivables from online payment platforms	3,914,117	4,769,048	660,506
Short-term investments	157,415,365	186,539,732	25,835,454
Amounts due from related parties	7,428,070	6,973,834	965,865
Prepayments and other current assets	4,213,015	3,482,432	482,311
Total current assets	294,750,472	316,469,963	43,830,584

Non-current assets
Property, equipment and software, net	979,597	881,008	122,018
Intangible assets	21,148	21,994	3,046
Right-of-use assets	4,104,889	3,953,936	547,614
Deferred tax assets	270,738	44,116	6,110
Other non-current assets	47,951,276	56,455,110	7,818,942
Total non-current assets	53,327,648	61,356,164	8,497,730

Total Assets	348,078,120	377,826,127	52,328,314

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,238,776	1,369,891	189,728
Customer advances and deferred revenues	2,144,610	2,281,087	315,927
Payable to merchants	74,997,252	74,493,746	10,317,265
Accrued expenses and other liabilities	55,351,399	54,203,751	7,507,132
Merchant deposits	16,878,746	17,248,091	2,388,833
Convertible bonds, current portion	648,570	73,951	10,242
Lease liabilities	1,641,548	1,727,492	239,255
Total current liabilities	152,900,901	151,398,009	20,968,382

Non-current liabilities
Convertible bonds	5,231,523	5,240,608	725,816
Lease liabilities	2,644,260	2,437,620	337,606
Deferred tax liabilities	59,829	43,921	6,083
Total non-current liabilities	7,935,612	7,722,149	1,069,505

Total Liabilities	160,836,513	159,120,158	22,037,887

Shareholders’ equity
Ordinary shares	177	178	25
Additional paid-in capital	107,293,091	110,449,151	15,297,031
Statutory reserves	105,982	105,982	14,678
Accumulated other comprehensive income	4,723,760	5,034,235	697,233
Retained earnings	75,118,597	103,116,423	14,281,460
Total Shareholders’ Equity	187,241,607	218,705,969	30,290,427

Total Liabilities and Shareholders’ Equity	348,078,120	377,826,127	52,328,314

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	37,637,050	86,812,059	12,023,331
Costs of revenues	(11,125,285)	(32,694,686)	(4,528,162)

Sales and marketing expenses	(16,259,688)	(23,410,655)	(3,242,338)
General and administrative expenses	(816,402)	(1,823,445)	(252,544)
Research and development expenses	(2,506,657)	(2,909,620)	(402,978)
Total operating expenses	(19,582,747)	(28,143,720)	(3,897,860)

Operating profit	6,929,018	25,973,653	3,597,309

Interest and investment income, net	1,463,599	5,048,589	699,222
Interest expenses	(11,687)	-	-
Foreign exchange (loss)/ gain	(16,037)	214,518	29,710
Other income, net	1,227,520	1,881,248	260,550

Profit before income tax and share of results of equity investees	9,592,413	33,118,008	4,586,791
Share of results of equity investees	106,389	(52,430)	(7,261)
Income tax expenses	(1,597,775)	(5,067,752)	(701,876)
Net income	8,101,027	27,997,826	3,877,654

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	8,101,027	27,997,826	3,877,654
Net income attributable to ordinary shareholders	8,101,027	27,997,826	3,877,654

Earnings per ordinary share:
-Basic	1.53	5.08	0.70
-Diluted	1.39	4.74	0.66

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	6.13	20.33	2.82
-Diluted	5.55	18.96	2.63

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,282,720	5,509,682	5,509,682
-Diluted	5,850,378	5,907,021	5,907,021

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	27,244,426	42,456,243	5,880,121
- Transaction services	10,392,624	44,355,816	6,143,210
Total	37,637,050	86,812,059	12,023,331

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	37,368	17,514	2,426
Sales and marketing expenses	488,773	672,375	93,123
General and administrative expenses	478,062	1,251,768	173,367
Research and development expenses	529,199	636,885	88,208
Total	1,533,402	2,578,542	357,124

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	1,338,022	21,067,179	2,917,771
Net cash used in investing activities	(22,620,247)	(28,290,121)	(3,918,137)
Net cash generated from financing activities	53	30	4
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(348,245)	147,924	20,488

Decrease in cash, cash equivalents and restricted cash	(21,630,417)	(7,074,988)	(979,874)
Cash, cash equivalents and restricted cash at beginning of period	92,300,417	121,779,905	16,866,322
Cash, cash equivalents and restricted cash at end of period	70,670,000	114,704,917	15,886,448

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	6,929,018	25,973,653	3,597,309
Add: Share-based compensation expenses	1,533,402	2,578,542	357,124
Non-GAAP operating profit	8,462,420	28,552,195	3,954,433

Net income attributable to ordinary shareholders	8,101,027	27,997,826	3,877,654
Add: Share-based compensation expenses	1,533,402	2,578,542	357,124
Add: Interest expenses related to convertible bonds’ amortization to face value	11,687	-	-
Add: Loss from fair value change of certain investments	480,276	25,437	3,523
Non-GAAP net income attributable to ordinary shareholders	10,126,392	30,601,805	4,238,301

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,850,378	5,907,021	5,907,021

Diluted earnings per ordinary share	1.39	4.74	0.66
Add: Non-GAAP adjustments to earnings per ordinary share	0.34	0.44	0.05
Non-GAAP diluted earnings per ordinary share	1.73	5.18	0.71
Non-GAAP diluted earnings per ADS	6.92	20.72	2.83